Liberty All-Star Mid-Cap Fund
                               100 Federal Street
                           Boston, Massachusetts 02111


December 28, 2006


VIA EDGAR
---------
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

    Re:   Liberty All-Star Mid-Cap Fund Request for Withdrawal of Registration
          ----------------------------------------------------------------------
          Statement on Form N-2 (File No. 333-123502)
          ------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Liberty All-Star Mid-Cap Fund (the "Fund") hereby requests the withdrawal of its registration statement on Form N-2 (File No. 333-123502), including all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 22, 2005 (Accession No. 0000898432-05-000262) and was amended by Pre-Effective Amendment No. 1 on June 23, 2005 (Accession No. 0000898432-05-000508) and Pre-Effective Amendment No. 2 on September 28, 2005 (Accession No. 0000898432-05-000817). The Registration Statement was never declared effective by the Commission and none of the Fund's shares were sold pursuant to the Registration Statement.

     The Fund is withdrawing the Registration Statement because the Fund never commenced operations. Accordingly, the Fund also intends to file an application for deregistration pursuant to Section 8(f) of the Investment Company Act of 1940, as amended.

     Please forward a copy of the Order permitting withdrawal of the Registration Statement to Ryan C. Larrenaga via facsimile at 866-281-4239 when it is available. If you have any questions regarding this withdrawal request, do not hesitate to contact Mr. Larrenaga at 617-772-6743.

                                   Sincerely,

                                   LIBERTY ALL-STAR MID-CAP FUND



                                   By:   /s/ William R. Parmentier, Jr.
                                         ------------------------------
                                         William R. Parmentier, Jr.
                                         President and Chief Executive Officer